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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
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                                  SCHEDULE 13 D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                                  NUMEREX CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       CLASS A COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    67053A102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Andrew Ryan, Esq., Salisbury & Ryan LLP, 1325 Avenue of the Americas,
                                  NY, NY 10019
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 19, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


        Persons who respond to the collection of information contained in this form are not Required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP No.   67053A102                                       Page     of    Pages
----------------------                                      --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Rye 68, LLC
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[x]
                                                                    (b)[ ]

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       Source of funds*

        PF/00
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        N/A
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 0
                          ----- ------------------------------------------------
                          8      SHARED VOTING POWER

                                 500,000 (See Item 5, Note 1)
                          ----- ------------------------------------------------
                          9      SOLD DISPOSITIVE POWER

                                 0
                          ----- ------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 500,000 (See Item 5, Note 1)
------- ------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         500,000
------- ------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         v
------- ------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.83%
------- ------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         00-limited liability company
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No.   67053A102                                      Page     of    Pages
---------------------                                      ---------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Andrew J. Ryan
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]
                                                                    (b) [ ]
        (See Item 5, Note 1)
------- ------------------------------------------------------------------------
3       SEC USE ONLY


------- ------------------------------------------------------------------------
4       Source of funds*

        PF/00
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        N/A
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 36,000  (See Item 5, Note 2)
                          ----- ------------------------------------------------
                          8      SHARED VOTING POWER

                                 650,000 (See Item 5, Note 3)
                          ----- ------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 36,000  (See Item 5 Note 2)
                          ----- ------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 650,000 (See Item 5, Note 3)
------- ------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         686,000 (See Item 5, Notes 2 and 3)
------- ------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         v  (See Item 5, Note 6)
------- ------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.26%
------- ------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No.   67053A102                                       Page     of    Pages
---------------------                                       --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Brian C. Beazer
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]
                                                                    (b) [ ]
        (See Item 5, Note 1)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       Source of funds*

        PF/00
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        N/A
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom
------- ------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 30,278  (See Item 5, Note 4)
                          ----- ------------------------------------------------
                          8      SHARED VOTING POWER

                                 500,000 (See Item 5, Note 1)
                          ----- ------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 30,278 (See Item 5, Note 4)
                          ----- ------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 500,000  (See Item 5, Note 1)
------- ------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         530,278  (See Item 5, Notes 1 and 4)
------- ------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------- ------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.06%
------- ------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                       --------------------
CUSIP No.   67053A102                                       Page     of    Pages
---------------------                                       --------------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John F. McGill, Jr.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [x]
                                                                    (b) [ ]
        (See Item 5, Note 1)
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       Source of funds*

        PF/00
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

        N/A
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 36,000 (See Item 5, Note 5)
                          ----- ------------------------------------------------
                          8      SHARED VOTING POWER

                                 500,000 (See Item 5, Note 1)
                          ----- ------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 36,000 (See Item 5, Note 5)
                          ----- ------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 500,000 (See Item 5, Note 1)
------- ------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         536,000
------- ------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%
------- ------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
------- ------------------------------------------------------------------------

                  SCHEDULE 13D OF RYE 68, LLC, ANDREW J. RYAN,
                     BRIAN C. BEAZER AND JOHN F. MCGILL, JR.


PRELIMINARY NOTE: The purpose of this Schedule 13D is to reflect the acquisition in a privately negotiated transaction by Rye 68, LLC of 500,000 shares of the common stock of Numerex Corp. from Kenneth Manser, a former director of Numerex Corp. Rye 68 LLC is owned by Andrew J. Ryan (25%), Brian Beazer (25%) and John
F. McGill, Jr. (50%). Mr. Ryan and Mr. Beazer are currently both directors of Numerex Corp.

Item 1.           SECURITY AND ISSUER

      (a) This Schedule 13D statement relates to the Class A Common Stock, no par value (the "Common Stock") of Numerex Corp. (the "Company").

      (b) The Company's principal executive offices are located at: 1600 Parkwood Circle, SE, Suite 500, Atlanta, GA 30339.

Item 2.           IDENTITY AND BACKGROUND

      (a) This Schedule 13D statement is being filed by Rye 68, LLC, Andrew J. Ryan, Brian C. Beazer and John F. McGill, Jr. (individually a "Reporting Person" and collectively the "Reporting Persons"). The filing of this Schedule 13D statement shall not be construed as an admission (i) that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule 13D, or (ii) that this Schedule 13D is legally required to be filed by any of the Reporting Persons

      (b) Residence or Business Address: the residence or business address of the Reporting Persons are as follows:

Rye 68, LLC                               Andrew J. Ryan, Esq.
c/o Salisbury & Ryan LLP                  Salisbury & Ryan LLP
1325 Avenue of the Americas               1325 Avenue of the Americas
New York, NY 10019                        New York, NY 10019

Brian C. Beazer                           John F. McGill, Jr.
330 East 38th Street                      East River Bank
Suite 34D                                 4341 Ridge Avenue
New York, NY 10016                        Philadelphia, PA 19129

      (c) Principal Occupation/Business

      Rye 68, LLC is special purpose vehicle formed to purchase and hold shares of the Company.

      Andrew J. Ryan has practiced law with the law firm Salisbury & Ryan LLP since 1994. Mr. Ryan has been a director of the Company since May 1996 and since that time has served as the designee of Gwynedd Resources Ltd. ("Gwynedd"), the Company's largest shareholder.

      Brian C. Beazer is currently the Non-Executive Chairman of the Board of Beazer Homes USA, Inc., a national homebuilder with an address of 1000 Abernathy Road, Suite 1200, Atlanta, GA 30328. Mr. Beazer has served as a director of the Company since June 2002.

      John F. McGill, Jr. is currently the Non-Executive Chairman of the Board of East River Bank, a Pennsylvania state chartered savings bank with an address of 4341 Ridge Avenue, Philadelphia, PA 19129.

      (d) Criminal Convictions: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) Court or Administrative Proceedings: During the last five years, none of the Reporting Persons has been a party competent jurisdiction and as a result of which such proceeding such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship: The Reporting Persons who are natural persons are citizens of the United States except Brian C. Beazer who is a citizen of the United Kingdom. Rye 68, LLC is a limited liability company formed under the laws of the State of Delaware.

Item 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATIONS

      Rye 68, LLC has 100 authorized membership units. Mr. McGill contributed $1,031,250 in exchange for 50 membership units. Mr. Ryan and Mr. Beazer each contributed $515,625 in exchange for 25 membership units. In a privately negotiated transaction, Rye 68, LLC acquired 500,000 of the 711,658 shares of the Company's Common Stock previously owned by Kenneth Manser, a former director of the Company, for an aggregate consideration of $4,125,000 or $8.25 per share on June 19, 2007. One half of the consideration for the 500,000 shares of Common Stock ($2,062,500) was paid to Mr. Manser in cash by Rye 68, LLC and the balance ($2,062,500) will be paid to Mr. Manser pursuant to a three year promissory note of Rye 68, LLC in favor of Mr. Manser bearing interest at 8% per annum with interest payable semi-annually. The note is due to be paid in full on the third anniversary of the acquisition by Rye 68, LLC of the 500,000 shares previously owned by Mr. Manser. Rye 68, LLC acquired the 500,000 shares from Mr. Manser pursuant to a Stock Purchase Agreement (Exhibit 99.1), a Promissory Note and Stock Pledge Agreement (Exhibit 99.2) and an Escrow Agreement (Exhibit 99.3) (the foregoing collectively the "Transaction Documents"). Of the 500,000 shares being acquired by Rye 68, LLC, 250,000 shares are pledged as security for repayment of Rye 68, LLC's note in favor of Mr. Manser.

Item 4.           PURPOSE OF TRANSACTION

      The Reporting Persons acquired the shares of Common Stock for investment purposes pursuant to the Transaction Documents.

      (a) Subject to the availability of shares at acceptable prices, each Reporting Person reserves the right to purchase additional shares from time to time as conditions may appear advantageous for doing so. No Reporting Person has any present plans to dispose of any material amount of the Company's securities held by such Reporting Person.

      No Reporting Person has any present plans or proposals which relate to or would result in any of the following:

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) Any action similar to any of those enumerated above.

      In their capacities as directors of the Company, Mr. Beazer and Mr. Ryan may from time to time consider plans or proposals relating to: the acquisition of additional securities of the Company or the disposition of securities of the Company; an extraordinary transaction, such as a merger, reorganization or liquidation of the Company; a sale or transfer of a material amount of assets of the Company or any subsidiaries; changing the present board of directors or management of the Company, materially changing the present capitalization or dividend policy of the Company; making other material changes in the Company's business or corporate structure; changing the Company's charter, bylaws or instruments corresponding thereto or other actions which may affect control of the Company's; causing the Company's Common Stock to no longer be quoted on the Nasdaq Capital Market; causing the Company's Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or taking any action similar to any of those enumerated above.

      Mr. Beazer and Mr. Ryan are also eligible to participate in current and future plans and arrangements pursuant to which the company's directors may acquire options or purchase shares of the Company's Common Stock.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

      (a) Beneficial Ownership and (b) Voting and Dispositive Powers:

      Items 7, 8, 9, 10,11, 12 and 13 from pages 2 through 5 of this Statement are incorporated herein by reference.

(1) Represents all 500,000 shares of the Company that Rye 68, LLC is acquiring from Mr. Manser. Pursuant to a letter agreement among Rye 68, LLC, Mr. Ryan, Mr. Beazer and Mr. McGill, none of the shares owned by Rye 68, LLC will be sold, pledged or transferred except with the unanimous consent of Rye 68's members (Exhibit 99.4). Mr. Ryan, Mr. Beazer and Mr. McGill are the sole members and constitute the Board of Managers of Rye 68, LLC until such time as the note in favor of Mr. Manser has been repaid in full. Accordingly, there is shared voting and dispositive power with regard to the 500,000 shares purchased by Rye 68, LLC from Mr. Manser.

(2) Represents shares owned individually by Mr. Ryan as to which there are no shared voting or dispositive powers.

(3) Represents the 500,000 shares purchased from Mr. Manser by Rye 68, LLC as to which there is shared voting and dispositive power with Rye 68, LLC's other members; represents options to purchase 150,000 Shares owned by Salisbury & Ryan LLP granted in 1999 and 2000 as to which there is shared voting and dispositive power between Mr. Ryan and his law partner; and represents the 36,000 shares owned individually by Mr. Ryan.

(4) Represents 30,278 shares and options granted to Mr. Beazer for his services as a director of the Company.

(5) Represents 36,000 shares owned outright by Mr. McGill.

(6) Mr. Ryan serves as the designee of Gwynedd on the Company's Board of Directors. Mr. Ryan disclaims beneficial ownership of the 3,207,280 shares of the Company's Common Stock owned by Gwynedd.

      (b) Transactions in Securities of the Company During Past Sixty Days:

      On June 19, 2007, Rye 68, LLC acquired 500,000 shares of the Company's Common Stock from Kenneth Manser, a former director of the Company, for $8.25 per share in a privately negotiated transaction. For additional information, see
Item 3 above.

      (c) Dividends and Proceed:

      No other person is known by any Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, shares covered by this Statement, except that pursuant to the Note and Pledge Agreement made by Rye 68, LLC in favor of Mr. Manser, Mr. Manser has a lien on any dividends or other distributions paid on the pledged 250,000 shares.

      (d) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock:

      Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the letter agreement among Rye 68, LLC, Mr. Ryan, Mr. Beazer and Mr. McGill (Exhibit 99.4) none of the shares owned by Rye 68 will be sold, pledger or transferred without the unanimous consent of Rye 68, LLC's members. Mr. Ryan, Mr. Beazer and Mr. McGill are the sole members of and constitute the Board of Managers of Rye 68, LLC until such time as the note in favor of Mr. Manser has been repaid in full.

      Pursuant to the Transaction Documents, 250,000 shares of Common Stock acquired by Rye 68, LLC are pledged to secure Rye 68, LLC's obligation to repay the note in favor of Mr. Manser in the amount of $2,062,500

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit 99.1      Stock Purchase Agreement between Rye 68, LLC and Kenneth
                  Manser.

Exhibit 99.2 Rye 68, LLC Promissory Note and Pledge Agreement in favor of Mr. Manser.

Exhibit 99.3 Escrow Agreement between Rye 68, LLC Kenneth Manser and escrow agent.

Exhibit 99.4      Letter Agreement between Mr. Ryan, Mr. Beazer and Mr. McGill.

Exhibit 99.5      Joint Filing Agreement

Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RYE 68, LLC

By:      /s/ Andrew J. Ryan                      Date    6/19/07
   ---------------------------------                  ----------------
         Name:  Andrew J. Ryan
         Title:   Manager



         /s/ Andrew J. Ryan                      Date    6/19/07
------------------------------------                  ----------------
ANDREW J. RYAN




         /s/ Brian C. Beazer                     Date    6/19/07
------------------------------------                  ----------------
BRIAN C. BEAZER





         /s/ John F. McGill, Jr.                 Date    6/19/07
------------------------------------                  ----------------
JOHN F. MCGILL, JR.









      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)